UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 3)*


                           Conolog Corporation
                             (Name of Issuer)

                       Common Stock, $1.00 Par Value
                      (Title of Class of Securities)

                                208254-40-9
                              (CUSIP Number)

                         Arnold N. Bressler, Esq.
One Pennsylvania Plaza, 49th Floor, New York, NY 10119-0165 - (212) 594-5300 Name, Address and Telephone Number of Person Authorized to Receive Notices
                          and Communications)

                          September 12, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   .

Check the following box if a fee is being paid with the statement   .(A fee is
not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 208254-40-9                                     PAGE 1

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ROBERT S. BENOU
----------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      a.
                                                           b.
----------------------------------------------------------------
3   SEC USE ONLY

----------------------------------------------------------------
4   SOURCE OF FUNDS*

         PF, OO
----------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 2(d) or 2(e):


----------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
----------------------------------------------------------------
    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER

         1,904,614
----------------------------------------------------------------
8   SHARED VOTING POWER

         -0-
----------------------------------------------------------------
9   SOLE DISPOSITIVE POWER

           129,614
----------------------------------------------------------------
10  SHARED DISPOSITIVE POWER

         -0-
----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,904,614
----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          78.3%
----------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         IN
----------------------------------------------------------------

CUSIP NO. 208254-40-9                                     PAGE 2

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         ARPAD J. HAVASY
----------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      a.
                                                           b.
----------------------------------------------------------------
3   SEC USE ONLY

----------------------------------------------------------------
4   SOURCE OF FUNDS*

         OO
----------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 2(d) or 2(e):


----------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
----------------------------------------------------------------
    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER

          33,397
----------------------------------------------------------------
8   SHARED VOTING POWER

         -0-
----------------------------------------------------------------
9   SOLE DISPOSITIVE POWER

          33,397
----------------------------------------------------------------
10  SHARED DISPOSITIVE POWER

         -0-
----------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          33,397
----------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


----------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.3%
----------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

         IN
----------------------------------------------------------------

The initial Schedule 13D of Robert S. Benou and Arpad J. Havasy (the "Schedule 13D") relating to the common stock, par value $1.00 per share, issued by Conolog Corporation is hereby amended and restated by this Amendment No. 3 as follows:

Item 1.

    This Amendment relates to the shares of common stock, par value $1.00 per share, of Conolog Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 5 Columbia Road, Somerville, New Jersey 08876.

Item 2.  Identity and Background

    1.   (a)  Robert S. Benou.

         (b)  Mr. Benou's business address is 5 Columbia Road,
Somerville, New Jersey 08876.

         (c) Mr. Benou is a director and President of the Company.

       (d-e) During the last five years, Mr. Benou has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

         (f)  Mr. Benou is a citizen of the United States.

    2.   (a)  Mr. Arpad J. Havasy.

         (b)  Mr. Havasy's business address is 5 Columbia Road,
Somerville, New Jersey 08876.

         (c)  Mr. Havasy is a director, Executive Vice
President, Secretary and Treasurer of the Company.

       (d-e) During the last five years, Mr. Havasy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

         (f)  Mr. Havasy is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

    On December 31, 1979, pursuant to agreements entered into on December 19, 1979, Messrs. Benou and Havasy jointly purchased from nine individuals (the "Sellers") an aggregate of 2,001,575 shares of Conolog common stock, par value $.01 ("Common Stock") and 19,360 shares of its Series B Preferred Stock ("Series B Preferred") for an aggregate purchase price of $250,000, of which $229,984.25 was allocated to the Series B Preferred and $20,015.75 was allocated to the Common Stock. Of such aggregate purchase price, $50,000 was paid in cash obtained from their personal funds and borrowings from members of their families and the balance of $200,000 was evidenced by separate demand promissory notes of Benou and Havasy to the Sellers. Benou and Havasy have repaid the loans from their respective families and the notes from their personal funds.

    On August 16, 1995 pursuant to shareholder and board of directors approval, the Company effected a one-for-one-hundred reverse stock split of its Common Stock (the "Reverse Stock Split"), thereby reducing (i) Mr. Benou's 1,433,883 shares of Common Stock, $.01 par value per share ("Old Common Stock") to 14,338 shares of Common Stock, $1.00 par value per share ("New Common Stock") and (ii) Mr. Havasy's 667,192 shares of Old Common Stock to 6,671 shares of New Common Stock.

    Also on August 16, 1995 (i) Mr. Benou converted 12,907 shares of the Company's Series B Preferred into 2,581 shares of New Common Stock and (ii) Mr. Havasy converted 6,453 shares of Series B Preferred into 1,291 shares of New Common Stock, each at a conversion ratio of .20 shares of New Common Stock for one share of Series B Preferred.

    On August 17, 1995, accrued dividends on the Series B
Preferred of (i) $254,362 due to Mr. Benou were exchanged by him for 50,872 shares of New Common Stock and (ii) $127,171 due to Mr. Havasy were exchanged by him for 25,434 shares of New Common
Stock, each at an exchange rate of $5.00 per share.

    Also on August 17, 1995, Mr. Benou's accrued salary of
$309,109 was exchanged by him for 61,822 shares of New Common
Stock at an exchange rate of $5.00 per share.

Item 4.  Purpose of Transaction.

    For more than five years prior to December 31, 1979, Messrs. Benou and Havasy had been the principal executive officers and two of the five directors of the Company and, as such, had been, with others, the controlling persons of Conolog. The purpose of their acquisition of the Conolog Corporation stock described above was to acquire ownership and control of an absolute majority of the outstanding Common Stock. In connection therewith, Messrs. Benou and Havasy, from time to time, engaged in open market and private purchases and sales of the Company's Common Stock and Series B Preferred.

    On August 14, 1995, the shareholders of the Company approved a proposal to amend the Company's Certificate of Corporation to give effect to a one-for-one hundred reverse stock split of shares of the Company's Common Stock (the "Reverse Stock Split").

    On August 16, 1995, the effective date of the Certificate of Amendment to the Certificate of Incorporation giving effect to the Reverse Stock Split, the Company's capital account was restated to reflect a change in stated capital due to the change in par value from $.01 per share for Old Common Stock to $1.00 per share for New Common Stock.

    In the event the option more fully described in Item 6 is exercised, and CNL Holdings, Inc. ("CNL Holdings") holds the voting securities of the Company, in order to assure the continuity of management of the Company, CNL Holdings has executed an Irrevocable Proxy to Robert S. Benou, which would give Mr. Benou sole power to vote 1,904,614 shares of New Common Stock.

Item 5.  Interest in Securities of the Issuer.

    (a) - (b)  In the event the option more fully described in
Item 6 is exercised, Mr. Benou will be the beneficial owner of 1,904,614 shares of New Common Stock. This represents 78.3% of the Company's issued and outstanding New Common Stock. Mr. Benou's beneficial ownership will be comprised of (i) 129,614 shares over which he has sole voting and dispositive power and
(ii) 1,775,000 shares which CNL Holdings has an option to acquire of which 375,000 shares are presently owned by The Chase Manhattan Bank formerly Chemical Bank (the "Bank") and 1,400,000 shares may be acquired pursuant to the Bank's conversion right under the Conolog Corporation Allonge.

          Mr. Havasy is the beneficial owner of 33,397 shares of New Common Stock, representing, 3.34% of the Company's issued and outstanding shares, over which he has sole voting and dispositive power.

          Messrs. Benou and Havasy each disclaims beneficial ownership of the shares owned by the other.

          (c) Pursuant to certain transactions more fully described in Item 6, Mr. Benou may acquire the power to vote 1,775,000 shares of New Common Stock which CNL Holdings has an option to acquire of which 375,000 shares are presently owned by the Bank and 1,400,000 shares may be acquired pursuant to the Bank's conversion right under the Conolog Corporation Allonge.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          The principal amount owing to the Bank, under the Amended and Restated Term Loan Agreement dated as of August 2, 1995 between the Company and the Bank (the "Loan Agreement") at June 30, 1996 was $1,012,500 and the unpaid accrued interest was $50,000. The Bank and the Company have entered into the Conolog Corporation Allonge, dated as of September 11, 1996, pursuant to which the Amended and Restated Term Note dated as of August 2, 1995 between the Company and the Bank (the "Note") was amended to oermit the conversion by the Bank of the unpaid principal and interest due under the Note into 1,400,000 shares of the Company's New Common Stock. The conversion right may be exercised by the Bank or its assignee. The Bank has agreed to defer all payments of principal and interest under the Note until April 16, 1997.

          The Bank and CNL Holdings, Inc. ("CNL Holdings") have entered into an Option and Purchase, Sale and Assignment Agreement dated as of September 12, 1996 (the "Option Agreement"). Under the Option Agreement the Bank has granted an option to CNL Holdings to purchase all of the Bank's interest in
(i) the Loan Agreement, (ii) the Note and (iii) the 375,000 shares of the Company's New Common Stock owned by the Bank. The option has an expiration date of April 15, 1997.

          The Company and CNL Holdings have entered into an agreement dated as of September 12, 1996, (the "Agreement") whereby CNL Holdings has agreed to lend up to $2,500,000 to the Company under certain circumstances and the Company has agreed to file a registration statement (the "Registration Statement") with the Securities and Exchange Commission for CNL Holdings to register the 375,000 shares of New Common Stock owned by the Bank and the 1,400,000 shares of New Common Stock into which the Note is convertible (the "Acquired Shares"). Pursuant to an Irrevocable Proxy dated September 12, 1996, Mr. Benou would have the sole power to vote the Acquired Shares held by CNL Holdings in the event CNL Holdings exercises its option to acquire the Bank's shares.

Item 7.   Material to be Filed as Exhibits.

          The following are attached as exhibits hereto:

          Exhibit 1. *Agreement pursuant to Rule 13d-1(f).

          Exhibit 2. *Power of Attorney between Mr. Benou and Mr.
                     Havasy.

          Exhibit 3. *Form of Stock Purchase Agreement date
                     December 19, 1979 between Messrs. Benou and
                     Havasy and each of nine sellers (Exhibit A thereto being the form of demand promissory note delivered by Messrs. Benou and Havasy to each of the sellers and Exhibit B thereto containing information as to the sellers and shares sold by each).

          Exhibit 4. Press Release incorporated by reference to
                     Amendment No. 1 to the Schedule 13D dated
                     February 8, 1988.

          Exhibit 5. Conolog Corporation Allonge dated as of
                     September 11, 1996, by and between the
                     Company and the Bank.

          Exhibit 6. Option and Purchase, Sale and Assignment
                     Agreement dated as of September 12, 1996 by and between the Bank and CNL Holdings.

          Exhibit 7. Agreement dated as of September 12, 1996 by
                     and between the Company and CNL Holdings.

          Exhibit 8. Irrevocable Proxy dated as of September 12,
                     1996 executed by CNL Holdings, Inc. to
                     Robert S. Benou.

*   Incorporated by reference to the Schedule 13D dated December
    31, 1979.

                            SIGNATURES

          After reasonable inquiry, and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                          /S/
                                          Robert S. Benou


                                          /S/
                                          Arpad J. Havasy
Dated:  October 1, 1996

                            EXHIBIT 5


                   CONOLOG CORPORATION ALLONGE

                        September 11, 1996



    The Amended and Restated Term Note dated as of August 2, 1995
(the "Note") in the original principal amount of $1,025,000 payable by Conolog Corporation, a Delaware corporation (the
"Company") to the order of The Chase Manhattan Bank f/k/a
Chemical Bank (the "Bank"), as successor by merger with Manufacturers Hanover Trust Company, is hereby amended as follows:

    1. The Bank may at any time convert the then unpaid principal and interest due under the Note into 1,400,000 shares (the "Note Shares") of the Company's common stock (the "Common Stock"). To convert the Note the Bank must surrender same at the office of the Company, together with a written notice of conversion in the form annexed hereto as Exhibit A. Such conversion right may be exercised by the Bank or its assignee on or before April 15, 1997. Such conversion right will terminate and be of no further force and effect after that date. The Company agrees to reserve such number of shares of its authorized but unissued Common Stock required to be issued upon conversion of the Note.

    2. In the event that the Company shall have effected one or more stock splits, reverse stock splits, or readjustments, stock dividends, or other increases or reductions of the number of outstanding shares of Common Stock, or issued as dividends on the outstanding shares of Common Stock other securities convertible into shares of Common Stock of the Company, without receiving compensation therefor in money, services or property (any such event being hereinafter referred to as a "Dilutive Event"), the Bank shall be entitled to receive for the aggregate number of shares due it, the number of shares of Common Stock or other securities the Bank would have been entitled to receive as a result of any such Dilutive Event if the Bank immediately prior to such Dilutive Event had exercised its right to convert this
Note into shares of Common Stock and received the Common Stock issuable upon such conversion.

    3. In the event of the recapitalization, merger or consolidation of the Company with or into another corporation, the Bank shall be entitled to receive upon conversion of this Note, such securities of such other corporation with or into which the Company shall have been merged or consolidated as the Bank would have received if it had immediately prior to such recapitalization, merger or consolidation exercised its right to convert the Note into shares of Common Stock.

    4. Except as expressly amended hereby, the Note remains in full force and effect. This Allonge shall be attached to the Note and the following legend shall be affixed to the face of the
Note: "This Note has been amended pursuant to an Allonge hereto dated September 11, 1996."

    5. This Allonge shall be governed by, and construed and interpreted in accordance with, the laws of the State of New
York.

                         CONOLOG CORPORATION



                         By:     /S/
                         Name:   Robert S. Benou
                         Title:  President


                         THE CHASE MANHATTAN BANK



                         By:     /S/
                         Name:   Mark Rechan
                         Title:  Vice President

                                   EXHIBIT A


                       NOTICE OF CONVERSION




Conolog Corporation
5 Columbia Road
Somerville, New Jersey  08876

    The undersigned hereby exercises the right to convert the Amended and Restated Term Note into shares of Common Stock (the "Note Shares") pursuant to and in accordance with the terms and conditions of the Allonge dated September 11, 1996 and requests that a certificate for such shares be issued in the name of the undersigned at the address stated below. The undersigned hereby represents that it is acquiring the Note Shares for investment purposes only and not with a view to distribution thereof.

Dated:

                        THE CHASE MANHATTAN BANK
                        (formerly known as Chemical Bank)



                        By:
                        Name:
                        Title:
                        Address:







                            EXHIBIT 6


        OPTION AND PURCHASE, SALE AND ASSIGNMENT AGREEMENT


    AGREEMENT, dated as of September __, 1996 (the "Agreement"), between
The Chase Manhattan Bank, a New York banking corporation (the "Bank"), formerly known as Chemical Bank, and CNL HOLDINGS, INC., a Delaware corporation (the "Buyer").


                             RECITALS

    A. Conolog Corporation (the "Borrower") is a party to that certain Amended and Restated Term Loan Agreement dated as of August 2, 1995 between the Borrower and the Bank (the "Loan Agreement"), and that certain Amended and Restated Term Note from the Borrower to the Bank dated August 24, 1995 in the original principal amount of $1,025,000 (the "Original Note").

    B. On September __, 1996, the Original Note was modified pursuant to the terms of an Allonge making the Original Note convertible into 1,400,000 shares of the Borrower's common stock (the "Note Shares") (the Original Note, as amended by the Allonge, the "Note").

    C. As of the date hereof, the Bank is the sole legal and beneficial owner of claims against the Borrower in the principal amount of $1,012,500.00, together with interest and fees in the approximate amount of $65,488.45 as of August 26, 1996, relating to the Note and the Loan Agreement. The Bank is also the sole legal and beneficial owner of three hundred seventy-five thousand (375,000) shares of the Borrower's common stock (the "Bank
Shares"; and together with the Note Shares, the "Shares"). Such claims and equity interest are hereinafter referred to, together, as the "Claims".

    D. The Buyer wishes to purchase all of the Bank's interest in the Loan Agreement, the Note and the Claims from the Bank upon the occurrence of certain events.

    E. The Bank wishes to sell and assign all of the Bank's interest in the Loan Agreement, the Note and the Claims to the Buyer.

                            AGREEMENT

    In consideration of the mutual covenants and agreements contained herein, the Bank and the Buyer hereby agree as follows:

    SECTION 1.  Certain Definitions.

    The following terms shall have the following meanings when used herein:

    Affiliate:  As defined in Section 101(2) of the United States Bankruptcy
    Code.

    Assigned Rights:  Defined in Section 2(B).

    Assignment Closing Date:  Defined in Section 2(B).

    Assignment Purchase Price:  Defined in Section 2(C).

    Assumed Obligations:  Defined in Section 2(C).

    Bank:  Defined in the preamble to this Agreement.

    Bank Shares:  Defined in Recital C.

    Borrower:  Defined in Recital A.

    Business Day: A day other than a Saturday, Sunday or other day on which commercial banks in New York City are authorized or required by law to close.

    Buyer:  Defined in the preamble to this Agreement.

    Buyer Indemnitees:  Defined in Section 6(A).

    Buyer's Excluded Information:  Defined in Section 3(L).

    Buyer's Principal Claim Amount:  $1,012,500.00

    Call Money Rate: A rate per annum, calculated daily, equal to the average of the percentages designated under the caption "call money", as published in the "Money Rates" column of The Wall Street Journal.

    Claims:  Defined in Recital C.

    Confidential Terms:  Defined in Section 9(J).

    Disallowed Amount:  Defined in Section 5(B).

    Final Order: An order, judgment or decree, rendered by a court of competent jurisdiction that has not been reversed, stayed, modified or amended and as to which (A) any appeal, petition for certiorari, or motion for rehearing or reconsideration that has been filed has been dismissed or finally determined and no appeal, petition for certiorari or motion for rehearing or reconsideration has been granted; or (B) the time to appeal, seek certiorari or move for rehearing or reconsideration has expired and no appeal, petition for certiorari or motion for reconsideration or rehearing has been timely filed.

    Governmental Authority: A Federal, state or other governmental agency, authority, administrative or regulatory body, arbitrator, court or other tribunal, foreign or domestic.

    Liabilities:  Defined in Section 6.1 of this Agreement.

    Lien: Any security interest, mortgage, deed of trust, pledge, lien, adverse claim, charge or other encumbrance of any kind.

    Loan Agreement:  Defined in Recital A.

    Note:  Defined in Recital B.

    Note Shares:  Defined in Recital B.

    Option:  Defined in Section 2(A).

    Option Closing Date:  Defined in Section 2(A).

    Original Note:  Defined in Recital A.

    Reduction:  Defined in Section 6.1.

    Reduction Amount:  Defined in Section 5(B).

    Retained Interests:  Defined in Section 2(B).

    Retained Obligations:  Defined in Section 2(C).

    Seller:  Defined in the preamble to this Agreement.

    Seller's Excluded Information:  Defined in Section 4(F).

    Seller Indemnitees:  Defined in Section 7(A).

    Shares:  Defined in Recital C.

    SECTION 2.  Sale; Payment of Purchase Price.

    (A) On the date of execution and delivery of this Agreement by the Buyer and the Bank (the "Option Closing Date"), the Bank shall grant to the Buyer an option (the "Option") to purchase the Claims under the terms and conditions set forth herein. On the Option Closing Date, the Buyer shall make payment of an nonrefunadable fee for the Option to the Bank at the Bank's New York, New
York office in the amount of One Hundred Fifty Thousand Dollars ($150,000.00) by wire transfer of immediately available funds in the lawful currency of the United States of America in accordance with the following wire instructions:

              The Chase Manhattan Bank
              ABA #021000021
              For Credit to:
              A/c #144-0-02419
              i/n/o Special Loan Clearing Account
              Reference:  Conolog Corporation
              Attention:  Mark Rechan

    The closing of the transaction contemplated herein shall occur by delivery by each party to the other of a duly completed and executed counterpart of this Agreement, together with payment from the Buyer to the Bank for the Option.

    (B) On the date the Shares may be registered under the Securities Act, or such other date as the parties may agree (the "Assignment Closing Date"), the Buyer shall exercise the Option, and the Bank shall sell, assign, transfer and set over to the Buyer, without recourse, representation, or warranty (in each case except as expressly provided herein), and the Buyer shall purchase, subject to the terms and conditions hereof, an undivided one hundred percent (100%) interest in (i) all right, title and interest of the Bank in and to the Claims; (ii) all right, title and interest of the Bank in and to the Loan Agreement; (iii) any property which may be exchanged for or distributed or collected in respect of any of the foregoing; and (iv)any and all causes of action or claims of the Bank (whether known or unknown) against any person or entity which are in any way based upon, arise out of, or are related to any of the foregoing (the items described in clauses (i), (ii), (iii), and (iv) being collectively referred to herein as the "Assigned Rights"), excluding, however, any and all claims which may arise out of services rendered by the Bank to the Borrower other than under, and wholly unrelated to, the Loan Agreement (the "Retained Interests"). If the Assignment Closing Date has not occurred before April 15, 1997, the Buyer may exercise the Option and purchase the Assigned Rights on that date on the terms and conditions set forth herein. If the Buyer does not purchase the Assigned Rights on or before that date, the purchase, sale and assignment portion of this Agreement shall become null and void and be of no further force or effect unless extended in writing by the Bank and the Buyer.

    On the Assignment Closing Date, the Bank shall deliver or cause to be delivered to the Buyer: (a) the originally executed Note, duly endorsed to the Buyer or, at the Buyer's request, to the Buyer's nominee, (b) Borrower's stock certificate number U 9156 representing the Bank Shares, together with an executed stock power with signature guaranteed, and (c) such other instruments and documents as the Buyer may reasonably request to evidence the Buyer's ownership of the Assigned Rights.

    (C) Also on the Assignment Closing Date, the Buyer shall (i) pay to the Bank at the Bank's New York, New York office the sum of One Million Five Hundred Thousand Dollars ($1,500,000.00)(the "Assignment Purchase Price") by wire transfer of immediately available funds in the lawful currency of the United States of America in accordance with the wire instructions set forth in
Section 2(A) hereof; and (ii) assume the Bank's obligations under the Loan Agreement in respect of the Assigned Rights, which arise, accrue and are chargeable to the period after the Assignment Closing Date, other than the Retained Obligations (defined below) (collectively, the "Assumed
Obligations"). The Bank (and not the Investors) shall pay and duly perform all obligations or liabilities (a) arising from the breach by the Bank of its representations, warranties, covenants, agreements or indemnities made by the Bank in the Loan Documents; (b) for which the Investors are indemnified under
Section 6 hereof, or (c) arising from the Bank's gross negligence or willful misconduct (collectively, the "Retained Obligations"). The Assignment Purchase Price shall be reduced by the amount paid to the Bank for the Option.

    (D) (i) The obligations of the Buyer to acquire the Assigned Rights, and to assume the Assumed Obligations on the Assignment Closing Date shall be subject to the conditions that (x) the representations and warranties of the Bank contained in this Agreement shall have been true and correct in all respects when made and as of the Assignment Closing Date (it being agreed that such representations and warranties shall be deemed to have been confirmed by the Bank as of the Assignment Closing Date, without the need for further written certification, unless the Bank shall have otherwise notified the Buyer in writing to the contrary, in which event the Buyer may, but shall not be obligated to, acquire the Assigned Rights); and (y) the Bank shall have complied in all respects with all covenants required by this Agreement to be complied with by it on or prior to the Assignment Closing Date, including but not limited to the Bank's obligations under Section 2(B).

         (ii) The obligations of the Bank to assign, sell and convey the Assigned Rights on the Assignment Closing Date shall be subject to the conditions that (w) the representations and warranties of the Buyer contained in this Agreement shall have been true and correct in all respects when made and as of the Assignment Closing Date (it being agreed that such representations and warranties shall be deemed to have been confirmed by the Buyer as of the Assignment Closing Date, without the need for further written certification, unless the Buyer shall otherwise notify the Bank in writing to the contrary);
(x) the Buyer shall have complied in all respects with all covenants required by this Agreement to be complied with by it on or prior to the Assignment Closing Date, including but not limited to the Buyer's obligations under Section 2(C); and (y) the Buyer shall have paid to the Bank the Assignment Purchase Price.

    SECTION 3.  Representations and Warranties of the Bank.

    The Bank hereby represents and warrants to the Buyer that:

     (A) The Bank is a New York banking corporation duly organized, validly existing and in good standing under the laws of the State of New York. The execution, delivery and performance by the Bank of this Agreement and the Loan Agreement to which it is a party are within its powers, have been duly authorized by all necessary action and do not contravene, or result in a default under, any of its charter documents or any law, agreement or other obligation to which it is subject.

     (B) This Agreement and the Loan Agreement to which the Bank is a party have been duly and validly authorized, executed and delivered by the Bank, and are the legal, valid and binding obligations of the Bank, enforceable against the Bank in accordance with their respective terms. No registration with, or consent or approval of, or any other action by, any Governmental Authority or other person is now or was required in connection with the execution, delivery and performance of this Agreement or the Loan Agreement by the Bank. The Bank has not made any offers to sell, or solicitations of offers to buy, any portion of the Assigned Rights in violation of any applicable securities laws.

     (C) The Bank is the sole legal and beneficial owner and holder of the Assigned Rights and has good title to, and on the Assignment Closing Date will convey to the Buyer legal and beneficial ownership of and good title to, the Assigned Rights. Such conveyance of ownership and title will be free and clear of any Lien whatsoever.

     (D) No proceedings are pending, or to the best of the Bank's knowledge, threatened in writing against or affecting the Bank or the Assigned Rights before any Governmental Authority, nor has any other person or entity asserted any challenge to the validity or enforceability of the Assigned Rights. To the best of the Bank's knowledge, no basis for any such challenge to the Assigned Rights exists. No judgment has been entered on the Note.

     (E) The Bank is not (i) a director or officer of the Borrower, (ii) a partnership in which the Borrower is a general partner, (iii) a general partner of the Borrower, or (iv) a managing agent of the Borrower.

     (F) The Bank has not engaged in any acts, conduct or omissions with respect to the Assigned Rights or the Retained Interests that could result in the holder of the Assigned Rights receiving, in the aggregate, a proportionately smaller repayment in respect thereof than the repayment required under the terms of the Loan Agreement.

     (G) The Bank is not aware of the existence of and is not a party to any agreements, pleadings or other information that could reasonably be expected to materially and adversely affect the Assigned Rights, other than such agreements, pleadings and information as have been made available to the Buyer and which have previously been furnished to the Buyer, or any information disseminated publicly through electronic or print media or filed or referred to in filings by the Borrower with the Securities and Exchange Commission, or information that constitutes Buyer's Excluded Information.

     (H) The Bank has no obligation to acquire additional notes or to make additional loans or extensions of credit under the Loan Agreement or in respect of the Assigned Rights.

     (I)  Recitals A, B, C, and  E in this Agreement are each true and correct.

     (K) The Bank is a sophisticated seller with respect to the Assigned Rights, has adequate information concerning the business and financial condition of the Borrower to make an informed decision regarding the sale of the Assigned Rights and has independently and without reliance upon the Buyer, and based upon such information as the Bank has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that the Bank has relied upon the representations, warranties, covenants, agreements and indemnities of the Buyer contained in this Agreement. The Bank acknowledges that the Buyer has not made and does not make any representation or warranty, whether express or implied, except as expressly set forth in this Agreement. The Bank acknowledges that the sale of the Assigned Rights by the Bank to the Buyer is irrevocable, and that the Bank shall have no recourse to the Assigned Rights or the Buyer, except with respect to breaches of representations, warranties, covenants and agreements expressly set forth in this Agreement, and pursuant to indemnities contained herein. The Bank acknowledges that the consideration received pursuant hereto for the sale of the Assigned Rights may differ both in kind and in amount from any payments or distributions which may ultimately be received with respect thereto. The Bank is not an agent for the Buyer in this transaction.

     (L) The Bank acknowledges that the Buyer currently may possess and hereafter may come into possession of certain information concerning the Loan Agreement, the Assigned Rights, and the Borrower which is not known to the Bank and which may be material to a decision to sell the Assigned Rights, including, without limitation, information received by the Buyer on a confidential basis from the Borrower or on a privileged basis from the Buyer's counsel or advisors (the "Buyer's Excluded Information"), that it has determined to sell the Assigned Rights notwithstanding its lack of knowledge of any Buyer's Excluded Information, and that the Buyer shall have no liability to it and the Bank hereby waives and releases any claims which it might have against the Buyer or any Buyer Indemnitee (as hereinafter defined), whether pursuant to applicable securities laws or otherwise, with respect to the non-disclosure of any Buyer's Excluded Information; and no broker, finder or other person acting pursuant to the authority of the Bank is entitled to maintain a claim against the Buyer for a broker's or other type of commission in connection with the transactions contemplated hereby.

     (M) None of the Seller's Excluded Information (as defined below) is inconsistent with any of the representations and warranties of the Bank contained herein.

     (N) The Bank has complied with, and is not in breach of, its representations, warranties, covenants and agreements under the Loan Agreement.

     (O) The Assigned Rights are not subject to any defense, right of set-off, recoupment, or counterclaim, or subject to avoidance, disallowance, expungement, reduction or subordination, in whole or in part.

     SECTION 4. Representations and Warranties of the Buyer.

     The Buyer hereby represents and warrants to the Bank that:

     (A) The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The execution, delivery and performance by the Buyer of this Agreement are within its powers, have been duly authorized by all necessary action and do not contravene, or result in a default under, any of its charter documents or any law, agreement or other obligation to which it is subject.

     (B) This Agreement has been duly and validly authorized, executed and delivered by the Buyer, and is the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms. No registration with, or consent or approval of, or any other action by, any Governmental Authority or other person is required in connection with the execution, delivery and performance of this Agreement by the Buyer.

     (C) To the best of the Buyer's knowledge, no proceedings are pending or threatened against or affecting the Buyer before any Governmental Authority which, in the aggregate, could reasonably be expected to materially and adversely affect any action taken or to be taken by the Buyer under this Agreement.

     (D) The Buyer is a sophisticated investor (as such term is used under the rules promulgated under the Securities Act of 1933, as amended) with respect to the Assigned Rights, has adequate information concerning the business and financial condition of the Borrower to make an informed decision regarding the purchase of the Assigned Rights and has independently and without reliance upon the Bank, and based upon such information as the Buyer has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that the Buyer has relied upon the representations, warranties, covenants, agreements and indemnities of the Bank contained in this Agreement. The Buyer acknowledges that the Bank has not made and does not make any representation or warranty, whether express or implied, except as expressly set forth in this Agreement. The Buyer acknowledges that the sale of the Assigned Rights by the Bank to the Buyer is irrevocable, and that the Buyer shall have no recourse to the Bank, except with respect to breaches of representations, warranties, covenants and agreements expressly set forth in this Agreement and pursuant to indemnities contained herein. The Buyer acknowledges that the consideration paid pursuant hereto for the purchase of the Assigned Rights may differ both in kind and amount from any payments or distributions which may ultimately be received with respect thereto. The Buyer (i) will continue to make its own analysis and decisions with respect to the Assigned Rights without any reliance upon the Bank (except as previously stated), and (ii) will not rely upon the Bank to furnish any documents or information, except as otherwise required by this Agreement, regarding the credit, officers, financial condition or business of, or any other matter concerning, the Borrower (including without limitation documents and information received from the Borrower under the Loan Agreement or otherwise). The Buyer acknowledges that it is assuming the risk of full or partial loss which is inherent in the credit, and all collateral and collectability risks associated therewith. The Buyer is not an agent for the Bank in this transaction.

     (E) Without implying characterization of the Assigned Rights as a security within the meaning of applicable security laws, the Buyer is not purchasing the Assigned Rights with a view to resale or distribution in a manner that would violate applicable securities laws and has no present intention of making any distribution of the Assigned Rights in any manner that would violate applicable security laws.

     (F) The Buyer acknowledges that the Bank currently may possess and hereafter may come into possession of certain information concerning the Loan Agreement, the Assigned Rights, and the Borrower which is not known to the Buyer and which may be material to a decision to acquire the Assigned Rights, including, without limitation, information received by the Bank on a confidential basis from the Borrower or on a privileged basis from the Bank's counsel and advisors (the "Seller's Excluded Information"), that it has determined to acquire the Assigned Rights notwithstanding its lack of knowledge of the Seller's Excluded Information, and that the Bank shall have no liability to it and the Buyer hereby waives and releases any claims which it might have against the Bank, whether pursuant to applicable securities laws or otherwise, with respect to the non-disclosure of the Seller's Excluded Information; and no broker, finder or other person or entity acting pursuant to the authority of the Buyer is entitled to a broker's or other type of commission in connection with the transactions contemplated hereby other than commissions exclusively for the account of the Buyer.

     SECTION 5. Limitation of Damages; Reimbursement Rights.

     (A) In the event of a breach of any of the representations and warranties of the Bank set forth in Section 3 of this Agreement which results in (i) the Claims or any portion thereof being disallowed, reduced, offset, expunged, or subordinated pursuant to a Final Order while the Claims are held by the Buyer or its successors, assignees or transferees, or (ii) the Buyer's rights to distributions in respect of the Claims being denied, offset, reduced or otherwise disallowed in whole or in part pursuant to a Final Order, the Buyer's damages against the Bank in respect of such breach shall not exceed, in the aggregate, a sum equal to the Reduction Amount (as hereinafter defined) plus interest at a rate per annum, calculated daily, equal to the Call Money Rate from, and including, the date on which the Purchase Price is paid to the Bank, to, but excluding the date on which the Reduction Amount is paid (so long as such payment is received before noon on a business day ("Business Day"); otherwise, the Business Day next following the date of payment).

     (B) For purposes of this Section 5, the "Reduction Amount" shall mean with respect to the Claims, an amount equal to the product obtained by multiplying (X), a fraction, the numerator of which shall be the amount by which the Claims have been reduced, disallowed, offset, expunged, denied or subordinated as described in paragraph (A) above (the "Disallowed Amount") and the denominator of which shall be the Buyer's Principal Claim Amount by
(Y) the Purchase Price.

     (C) If the Buyer exercises its remedies under this Section 5 and recovers the Reduction Amount from the Bank, the Buyer shall reassign to the Bank, without recourse, all of the Buyer's right, title and interest in that portion of the Assigned Rights representing the Disallowed Amount, including but not limited to all of the Buyer's rights to receive distributions on such portion of the Assigned Rights.

     SECTION 5.1 Bank's Covenants.

     (A) Until the Buyer is substituted as the record holder of the Assigned Rights, the Bank shall deliver to the Buyer all information or materials received by the Bank after the Assignment Closing Date relating to the Assigned Rights unless the Bank is bound to keep the same confidential by applicable law or by an agreement executed prior to the date hereof except where the Buyer agrees in writing to be bound by the terms and conditions of such agreement which govern the confidential nature of the information furnished thereunder as if it were a signatory thereto.

     (B) In the event that the Bank receives any Assigned Proceeds after the Assignment Closing Date, (i) the Bank shall accept the same as agent on behalf of and for the sole benefit of the Buyer, and pay or deliver the same forthwith to the Buyer (free of any withholding, set-off or deduction of any kind) in the same form received, with the endorsement of the Bank, when necessary and appropriate; and (ii) the Bank shall have no legal, beneficial or equitable interest in such Assigned Proceeds.

     SECTION 6.  Bank's Obligations.

     (A) The Bank hereby agrees to indemnify, defend and hold the Buyer and its agents,affiliates, controlling persons, officers, directors and employees (collectively, the "Buyer Indemnities") harmless from and against any and all expenses, losses, claims, damages or liabilities which are incurred by the Buyer Indemnities or any of them, including but not limited to reasonable attorneys' fees and expenses, caused by, resulting from or relating to (i) any obligation of the Buyer to disgorge, in whole or in part, or otherwise reimburse the Borrower or any third party for payments received by the Bank prior to the Assignment Closing Date in respect of the Assigned Rights; (ii) any default by the Bank in the performanceprior to the Assignment Closing Date of any of its obligations under the Loan Agreement; or (iii) the Bank's breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, subject to the limitations set forth in Section 5 of this Agreement.

     (B) The Bank shall pay and be liable for the payment of all costs and expenses of the Bank (including, without limitation, attorneys' fees and expenses) incurred or chargeable to the period up to and including the Assignment Closing Date.

     (C) Notwithstanding any other provision of this Agreement, the Bank shall not be obligated to take any action which will require the Bank to incur any monetary obligation or advance any funds to the Borrower for any funding obligations under the Loan Agreement which arise or accrue on or after the Assignment Closing Date.

     (D) Notwithstanding any other provision of this Agreement, the Buyer understands and agrees that the Bank shall not be required to take any action which contravenes the Loan Agreement.

     SECTION 6.1  Procedure for Reimbursement and Indemnification.

     If there is asserted any claim, liability or obligation that in the judgment of the party indemnified pursuant to Sections 5 or 6 hereof may give rise to any liabilities (the "Liabilities") or the Claims being reduced, disallowed, offset, expunged, denied or subordinated as described in paragraph A of Section 6 hereof (any of the foregoing, a "Reduction") or if the indemnified party determines the existence of the foregoing, whether or not the same shall have been asserted, such indemnified party shall give the indemnifying party notice within thirty (30) business days after the assertion of any claim, liability or obligation, or promptly, but in no event later than five (5) business days after receipt of notice of the filing of any lawsuit based upon such assertion, or, with respect to a claim not yet asserted against the indemnified party, promptly upon the determination by an officer of the indemnified party of the existence of the same, and shall give the indemnifying party a reasonable opportunity to assume the defense of such claim, liability or obligation, using counsel of the indemnifying party's choosing; provided, however, that notwithstanding the foregoing the indemnified party shall have the right to participate in such defense and retain separate counsel at its own cost and expense. Failure by the indemnified party to give timely notice pursuant to this Section 6.1 shall not relieve the indemnifying party of its obligations, except to the extent that the indemnifying party is actually prejudiced by such failure to give timely notice. No settlement or adjustment shall be made without the indemnified party's prior written consent, which consent will not be unreasonably withheld. If, in any case, the indemnifying party fails to contest in good faith any such claim, liability or obligation, the indemnified party shall have the right to defend, settle or pay the same and pursue its remedies against the indemnifying party hereunder. The indemnified party shall cooperate with the indemnifying party in any such defense which the indemnifying party elects to assume in the event the indemnifying party makes such request to the indemnified party and such request is reasonable, provided the indemnifying party will hold the indemnified party harmless from all of its out-of-pocket expenses, including reasonable attorneys' fees, incurred in connection with the indemnified party's cooperation. In the event of a disagreement among the parties as to whether any claim, liability or obligation may give rise to any Liability or Reduction, then the indemnified party shall have the right to defend, settle or pay the same, and pursue its remedies against the indemnifying party hereunder.

     SECTION 7.  Buyer's Obligations.

     (A) The Buyer hereby agrees to indemnify, defend and hold the Bank and its agents, including but not limited to the Seller, affiliates, controlling persons, officers, directors and employees (collectively the "Seller Indemnities") harmless from and against any and all claims, liabilities or obligations which are incurred by the Seller Indemnities or any of them, including but not limited to reasonable attorneys' fees and expenses, caused by, resulting from or relating to the Buyer's breach of any of the representations, warranties, covenants or agreements of the Buyer set forth in this Agreement.

     (B) The Buyer shall pay and be liable for the payment of all costs and expenses of the Buyer insofar as they relate to the Assigned Rights (including, without limitation, attorney's fees and expenses) incurred or chargeable to any period after the Option Closing Date.

     (C) The Buyer and the Bank intend and agree that, except as otherwise expressly setforth herein, the Bank shall assign the Assigned Rights and the Buyer shall assume the Assumed Obligations on the Assignment Closing Date. Until such assignment and assumption occur, the Bank will retain all of its rights and obligations with respect to the Assigned Rights and the Assumed Obligations.

     SECTION 8.  Further Transfers.

     The Buyer may sell, assign, grant a participation in, or otherwise transfer the Assigned Rights and its rights hereunder, or any portion thereof or any interest therein, without the consent of the Bank; provided, however, that (i) such sale, assignment, participation or transfer complies with any applicable requirements set forth in the Loan Agreement and does not violate any applicable laws including laws governing the sale of securities, as applicable, and (ii) notwithstanding any such sale, assignment, participation or transfer, the obligations of the Buyer, and the Bank hereunder shall remain in full force and effect until fully paid, performed and satisfied, but only to the extent such obligations are not assumed by the Buyer's successors or assigns.

     SECTION 9.  Miscellaneous.

     (A) Survival. All representations, warranties, covenants and other provisions made by the parties hereto shall be considered to have been relied upon by the parties hereto and shall survive the execution, delivery and performance of this Agreement and all other documents contemplated herein.

     (B) Successors and Assigns. This Agreement, including, without limitation, the representations, warranties, covenants and agreements contained herein, (i) shall inure to the benefit of and be enforceable by the respective parties hereto, and the Buyer's and the Bank's successors and assigns, and
(ii) shall be binding upon and enforceable against the respective parties hereto, and their successors and assigns.

     (C) Further Assurances. Each of the parties hereto agrees to execute and deliver, or to cause to be executed and delivered, all such instruments, and to take all such action, as the other party may reasonably request in order to effectuate the intent and purposes of this Agreement, all at the sole expense of the requesting party.

     (D) Costs and Expenses. Except as otherwise expressly provided herein, each party to this Agreement shall bear its own costs and expenses, including but not limited to attorneys' fees and expenses, in connection with the transactions contemplated hereby. Each of the Buyer and the Bank represents that it has not retained any broker or other intermediary to act on its behalf in connection with this transaction.

     (E) Counterpart Execution; Telecopies. This Agreement may be executed in any number of counterparts, each of which, when so executed and delivered, shall be an original, but all of which together shall constitute one agreement binding upon all of the parties hereto. Transmission by telecopier of an executed counterpart of this Agreement shall be deemed to constitute due and sufficient delivery of such counterpart, provided that the party so delivering such counterpart shall, promptly after such delivery, deliver the original of such counterpart of this Agreement to the other party hereto.

     (F)  Amendments; Waivers.    (i) No amendment of any provision of this
Agreement shall be effective unless it is in writing and signed by the Bank and the Buyer, and no waiver of any provision of this Agreement, nor consent to any departure therefrom by the Bank or the Buyer shall be effective unless it is in writing and signed by the party affected thereby, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

     (ii) No failure on the part of any party to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof by such party, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The rights and remedies of each party provided herein (x) are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law (except as otherwise expressly set forth herein) and (y) are not conditional or contingent on any attempt by such party to exercise any of its rights under any other related document against the other party or any other entity.

     (G)  GOVERNING LAW.    THIS AGREEMENT SHALL BE CONSTRUED
AND THE OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE
DETERMINED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW
YORK (WITHOUT REGARD TO ANY CONFLICT OF LAWS PROVISIONS
THEREOF).

     (H) Notices. All demands, notices, requests, consents and communications hereunder shall be in writing and shall be deemed to have been duly given if personally delivered by courier service, messenger, or telecopy (with a confirmed answerback) at, or when duly deposited in the mails, by certified or registered mail (postage prepaid -- return receipt requested), to the following addresses, or such addresses as may be furnished hereafter by notice in writing, to the following parties:

          in the case of the Buyer:

          CNL Holdings, Inc.
          750 Lexington Avenue, 27th Floor
          New York, New York 10022
          Attention:  President
          Telephone:  212-980-3344
          Telecopier: 212-980-6653

          with a copy to:

          Bernstein & Wasserman LLP
          950 Third Avenue
          New York, New York 10022
          Attention:  Stuart Neuhauser, Esquire
          Telephone:  212-826-0730
          Telecopier: 212-371-4730


          in the case of the Bank:

          The Chase Manhattan Bank
          270 Park Avenue, 30th Floor
          New York, New York  10017
          Attention: Mark Rechan
                     Vice President
          Telephone:  212-270-1937
          Telecopier: 212-270-5748

          with a copy to:

          The Chase Manhattan Bank
          270 Park Avenue, 39th Floor
          New York, New York  10017
          Attention:E. Lee Smith
                    Vice President & Assistant General Counsel
          Telephone:  212-270-5293
          Telecopier: 212-270-6509

     (I) Integration. This Agreement constitutes the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements, understandings or representations pertaining to the subject matter hereof, whether oral or written. There are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as specifically set forth or incorporated herein or therein.

     (J) Captions and Headings. The section captions and headings in this Agreement are for convenience only and are not intended to be full or accurate descriptions of the contents hereof. They shall not be deemed to be part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provision hereof.

     (K) Severability. The invalidity, illegality or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, all of which shall remain in full force and effect.

     (L) Relations of the Parties. The relationship between the Bank and the Buyer shall be that of seller and purchaser. This Agreement shall not be construed to create a partnership, joint venture or creditor-debtor relationship between the parties hereto.

     (M) Reservation of Rights. The Bank and the Buyer reserve all rights and remedies under this Agreement and under applicable law in respect of the Bank or the Buyer's material breach of any of the representations, warranties, covenants or agreements contained herein.

     (N) To the extent that there are any inconsistencies between this Agreement and any other document executed in connection herewith, the Bank and the Buyer intend that (as between themselves) the terms and conditions of this Agreement shall control and be enforceable over any such other document.

     IN WITNESS WHEREOF, the Bank and the Buyer have executed this Agreement by their duly authorized officers as of the date first set forth above.


                                   THE CHASE MANHATTAN BANK



                                   By:
                                   Name:
                                   Title:


                                   CNL HOLDINGS, INC.



                                   By:
                                   Name:
                                   Title:

        OPTION AND PURCHASE, SALE AND ASSIGNMENT AGREEMENT


                  Dated as of September __, 1996

                              Among

                    THE CHASE MANHATTAN BANK,
                 formerly known as Chemical Bank,

                               and

                        CNL HOLDINGS, INC.
                             as Buyer,

                  relating to the obligations of

                       Conolog Corporation

                                to

                    The Chase Manhattan Bank,
                 formerly known as Chemical Bank

                        TABLE OF CONTENTS


                                                                  Page

RECITALS                                                             1

SECTION 1.  Definitions                                              1

SECTION 2.  Sale; Payment of Purchase Price                          3

SECTION 3.  Representations and Warranties of the Bank               5

SECTION 4.  Representations and Warranties of the Buyer              8

SECTION 5.  Limitations of Damages; Reimbursement Rights             9

SECTION 5.1.Bank's Covenants                                        10

SECTION 6.  Bank's and Seller's Obligations                         11

SECTION 6.1.Procedure for Reimbursement and Indemnification         11

SECTION 7.  Buyer's Obligations                                     12

SECTION 8.  Further Transfers                                       12

SECTION 9.  Miscellaneous                                           12
















                            EXHIBIT 7

            AGREEMENT made this 12th day of September, 1996 between CNL HOLDING, INC., a Delaware corporation (the
"Investor") and CONOLOG CORPORATION, a Delaware corporation (the
"Company").
            WHEREAS, the Company is indebted to The Chase
Manhattan Bank, formerly known as Chemical Bank (the "Bank"), in the principal amount of $1,025,000 plus interest and fees thereon as evidenced by that certain Amended and Restated Term Note from the Company to the Bank, dated August 24, 1995, as modified by an Allonge dated September 11, 1996, 1996 (as so modified, the
"Note");
            WHEREAS, the Note is convertible into 1,400,000 shares of the Company's common stock;
            WHEREAS, the Bank is also the holder of 375,000 shares of the Company's common stock (the "Bank Shares");
            WHEREAS, the Investor has agreed to enter into an Option Agreement with the Bank, dated the date hereof (the
"Option Agreement"), pursuant to which, under certain circum-stances, the Investor has the right to purchase the entire indebtedness of the Company to the Bank and all of the Bank
Shares;
            WHEREAS, the Investor has agreed to lend up to $2,500,000 to the Company, subject to the terms and conditions hereinafter set forth.
            NOW, THEREFORE, it is agreed as follows:
      1.  Registration of Shares Being Acquired.  The
Company will use its best efforts to file a registration statement with the Securities and Exchange Commission (the
"Commission")
covering the 375,000 Bank Shares and the 1,400,000 shares of common stock into which the Note is convertible (collectively, the "Acquired Shares"), all of which are subject to the Option
Agreement. The Company will use its best efforts to have such registration statement declared effective as soon as possible after the filing thereof, and to keep such registration statement current and effective for a period of two years or until such earlier date as all of the Shares registered pursuant to such registration statement shall have been sold or otherwise transferred.
         2. Use of Proceeds. All proceeds of the sale of the Acquired Shares shall be applied as follows: The first
$1,500,000 shall be paid to reimburse the Investor for the payments made to the Bank pursuant to the Option Agreement.
Fifty percent (50%) of the balance of the proceeds shall be loaned by the Investor to the Company within five days of the Investor's receipt of such proceeds, provided, however, that the Investor shall not be required to lend the Company more than $2,500,000. Such loans are hereinafter collectively called the "Loans". The balance of the proceeds shall belong to the Investor.
         3. Terms of Loans. Each Loan shall be evidenced by a note which shall be due 12 months after the making of each such Loan. Each Loan shall bear interest at the rate of 4% per annum commencing with the date the Loan is made. Interest will accrue prior to maturity. At maturity, the Company will have the option to repay each of the Loans, together with all accrued interest thereon, by issuing a new Series C Preferred Stock (the
"Preferred Stock"). For purposes of such repayment, the shares of Preferred Stock shall be valued at $5.00 per share.
         4. The Preferred Stock. As more particularly described in Exhibit A hereto, the Preferred Stock will be non-voting and will carry a cumulative dividend of 8% per annum, which may be payable by the issuance of shares of common stock valued at $5.00 per share up to a maximum of 40,000 shares per annum. The Preferred Stock will be convertible into common stock at the rate of one share of common stock for each share of Preferred Stock. The Preferred Stock will carry a liquidating preference of $5.00 per share.
         5. Registration Rights. (a) During the period commencing on the issuance of any shares of Preferred Stock to the Investor and ending on the second anniversary thereof (the
"Registration Period"), the Company shall advise the Investor by written notice at least 30 days prior to the filing of any post-- effective amendment to the Registration Statement or of any new registration statement or post-effective amendment thereto under the Securities Act of 1933, as amended (the "Act") covering any securities of the Company, for its own account or for the account of others (other than a registration statement on Form S-4 or S-8 or any successor forms thereto), and will include in any such post-effective amendment or registration statement, such informa-tion as may be required to permit a public offering of the shares of Preferred Stock and all or any of the common stock then issu-able under the terms of the then outstanding shares of Preferred
Stock (the "Registrable Securities"). The Company shall supply prospectuses and such other documents as the Investor may request in order to facilitate the public sale or other disposition of the Registrable Securities, use its best efforts to register and qualify any of the Registrable Securities for sale in such states as the Investor designates provided that the Company shall not be required to qualify as a foreign corporation or a dealer in securities or execute a general consent to service of process in any jurisdiction in any action and do any and all other acts and things which may be reasonably necessary or desirable to enable the Investor to consummate the public sale or other disposition of the Registrable Securities, and furnish indemnification in the manner provided in Section 6 hereof. The Investor shall furnish information and indemnification as set forth in Section 6. The
Company shall use its best efforts to cause the managing under-writer or underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in the registration to include such securities in such underwritten offering on the same terms and conditions as any similar securities of the Company included therein. Notwithstanding the foregoing, if the managing underwriter or underwriters of such offering advises the Investor that the total amount of securities which it intends to include in such offering is such as to materially and adversely affect the success of such offering, then the amount of securities to be offered for the account of the Investor shall be eliminated, reduced, or limited to the extent necessary to reduce the total amount of securities to be included in such offering to the amount, if any, recommended by such managing underwriter or underwriters. The Investor will pay its own legal fees and expenses and any underwriting discounts and commissions on the securities sold by the Investor but shall not be responsible for any other expenses of such registration.
            (b) If the Investor shall give notice to the Company at any time during the Registration Period to the effect that the Investor desires to register under the Act its shares of Preferred Stock or any of the common stock then issuable under the terms of the then outstanding shares of Preferred Stock under such circumstances that a public distribution (within the meaning of the Act) of any such securities will be involved, then the Company will promptly, but no later than 60 days after receipt of such notice, file a post-effective amendment to a then current
Registration Statement or a new registration statement pursuant to the Act, to the end that such shares of Preferred Stock and such shares of common stock may be publicly sold under the Act as promptly as practicable thereafter and the Company will use its best efforts to cause such registration to become and remain effective for a period of 120 days (including the taking of such steps as are reasonably necessary to obtain the removal of any stop order); provided that the Investor shall furnish the Company with appropriate information in connection therewith as the Company may reasonably request in writing. The Investor may, at its option, request the filing of a post-effective amendment to a then current Registration Statement or a new registration statement under the Act with respect to the Registrable
Securities on only two occasions during the Registration Period.
All costs and expenses of such post-effective amendment or new registration statement shall be borne by the Company, except that the Investor shall bear the fees of its own counsel and any underwriting discounts or commissions applicable to any of the securities sold by it.
            The Company shall be entitled to postpone the filing of any registration statement pursuant to this subsection (b) otherwise required to be prepared and filed by it if (i) the Company is engaged in a material acquisition, reorganization, or divestiture, (ii) the Company is currently engaged in a self-tender or exchange offer and the filing of a registration statement would cause a violation of Rule 10b-6 or any other Rule under the Securities Exchange Act of 1934, (iii) the Company is engaged in an underwritten offering and the managing underwriter has advised the Company in writing that such a registration statement would have a material adverse effect on the consummation of such offering or (iv) the Company is subject to an underwriter's lockup as a result of an underwritten public offering and such underwriter has refused in writing, the Company's request to waive such lock-up. In the event of such postponement, the Company shall be required to file the registration statement pursuant to this subsection (b), within 60 days of the consummation of the event requiring such postponement.
            The Company will use its best efforts to maintain such registration statement or post-effective amendment current under the Act for a period of at least six months (and for up to an additional three months if requested by the Investor) from the effective date thereof. The Company shall supply prospectuses, and such other documents as the Investor may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities, use its best efforts to register and qualify any of the Registrable Securities for sale in such states as such holder designates, provided that the Company shall not be required to qualify as a foreign corporation or a dealer in securities or execute a general consent to service of process in any jurisdiction in any action.
           6.  Indemnification.  (a) Whenever pursuant to
Section 5 a registration statement relating to the Preferred
Stock or any shares issued or issuable pursuant to the terms of any Preferred Stock, is filed under the Act, amended or supplemented, the Company will indemnify and hold harmless the Investor (hereinafter called the "Distributing Holder"), and each person, if any, who controls (within the meaning of the Act) the Distributing Holder, and each underwriter (within the meaning of the Act) of such securities and each person, if any, who controls
(within the meaning of the Act) any such underwriter, against any losses, claims, damages, or liabilities, joint or several, to which the Distributing Holder, any such controlling person or any such underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any such registration statement or any preliminary prospectus or final prospectus constituting a part thereof or any amendment or supplement thereto, or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; and will reimburse the Distributing Holder and each such controlling person and underwriter for any legal or other expenses reasonably incurred by the Distributing Holder or such controlling person or underwriter in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage, or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in said registration statement, said preliminary prospectus, said final prospectus, or said amendment or supplement in reliance upon and in conformity with written information furnished by such Distributing Holder, for use in the preparation thereof.
            (b) The Distributing Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed said registration statement and such amendments and supplements thereto, each person, if any, who controls the Company (within the meaning of the Act) against any losses, claims, damages, or liabilities, joint and several, to which the Company or any such director, officer, or controlling person may become subject, under the Act or otherwise, insofar as such losses, claims, damages, or liabilities arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in said registration statement, said preliminary prospectus, said final prospectus, or said amendment or supplement, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in said registration statement, said preliminary prospectus, said final prospectus, or said amendment or supplement in reliance upon and in conformity with written information furnished by such Distributing Holder for use in the preparation thereof; and will reimburse the Company or any such director, officer, or controlling person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action.
            (c)  Promptly after receipt by an indemnified party under this
Section 6 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party, give the indemnifying party notice of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this
Section 6.
            (d) In case any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this
Section 6 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof.
           7. Company's Representations and Warranties.  The
Company covenants and agrees that the Preferred Stock and all shares of common stock which may be issued pursuant to the terms of the Preferred Stock will, upon issuance, be duly and validly issued, fully paid and nonassessable. The Company further covenants and agrees that so long as any shares of Preferred
Stock are outstanding, the Company will at all times have authorized and reserved a sufficient number of shares of its Common Stock to provide for the conversion of the Preferred Stock and that it will have authorized and reserved a sufficient number of shares of Common Stock for issuance upon conversion of the Preferred Stock.
           8. Representations and Warranties of the Investor.
The Investor hereby represents and warrants to the Company as follows:
            (a) The Investor has the full right, power and authority to enter intothis Agreement and to carry out and consummate the transactions contemplated herein. This Agreement constitutes the legal, valid and binding obligation of the Investor.
            (b) The Investor acknowledges that it and each of its shareholders has received and reviewed all publicly filed documents concerning the Company and has had an opportunity to meet with and ask questions of the management of the Company.
            (c) The Investor and each of its shareholders is an accredited investor within the meaning of Rule 501 of the Commission under the Securities Act, has the financial ability to bear the economic risk of its or his investment, can afford to sustain a complete loss of such investment and has adequate means of providing for its or his current needs and personal contingencies, and has no need for liquidity in its or his investment in the Company; and the amount invested in the Company by the Investor does not constitute a substantial portion of its or his net worth.
            (d) The Investor is acquiring the Shares being purchased by it for investment and not with a view to the sale or distribution thereof, for its own account and not on behalf of others and has not granted any other person any right or option or any participation or beneficial interest in any of the securities.
The Investor acknowledges its understanding that the Acquired
Shares constitute restricted securities within the meaning of Rule 144 of the Commission under the Act, and that none of such securities may be sold except pursuant to an effective registration statement under the Act or in a transaction exempt from registration under the Act, and acknowledges that it understands the meaning and effect of such restriction.
The Investor has sufficient knowledge and experience in financial and business matters so that it is capable of evaluating the risks and merits of the purchase of the Acquired Shares. The
Investor is aware that no Federal or state regulatory agency or authority has passed upon the sale of the Acquired Shares or any of the terms of the Preferred Stock or the terms of the sale or the accuracy or adequacy of any material provided to the Investor and that the price of the Acquired Shares was negotiated between the Investor and the Bank and does not necessarily bear any relationship to the underlying assets or value of the Company and that the terms of the Preferred Stock was negotiated between the Investor and the Company and does not necessarily bear any relationship to the underlying assets or value of the Company.
THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SHARES BEING
PURCHASED BY IT INVOLVES A HIGH DEGREE OF RISK.
            (e) THE INVESTOR UNDERSTANDS THAT IN CONNECTION WITH ITS EVALUATION OF THE COMPANY, THE INVESTOR HAS BEEN OR MAY HAVE BEEN PROVIDED
WITH ACCESS TO CERTAIN INFORMATION CONCERNING THE COMPANY WHICH HAS
NOT BEEN PUBLICLY DISCLOSED.  THE INVESTOR FURTHER UNDERSTANDS
THAT ANY TRADING BY IT IN SECURITIES OF THE COMPANY USING
NON-PUBLIC INFORMATION COULD CONSTITUTE A VIOLATION OF FEDERAL
AND STATE SECURITIES LAWS AND/OR OTHER LAWS AND MAY SUBJECT IT TO
CRIMINAL AND/OR CIVIL PENALTIES AND LIABILITY. In view of the foregoing, the Investor agrees not to (i) purchase or sell, including a short sale, any of the Company's securities or rights to purchase or sell such securities as long as the Investor is in possession of material non-public information or (ii) disclose any non-public information to any other person.
            (f) There is no finder's fee or brokerage commission payable with respect to the purchase by the Investor of the Acquired Shares or the consummation of the transactions contemplated by this Agreement and the Investor agrees to indemnify and hold harmless the Company from and against any and all cost, damage, liability or expense (including fees and expenses of counsel) arising out of or relating to claims for such fees or commissions, except to the extent that any such fees or commissions have been directly incurred by the Company.
     9.          Further Agreements of the Investor.
            (a) The Investor hereby agrees that all sales, transfers and dispositions of the Acquired Shares, any shares of Preferred
Stock and any shares of common stock issuable pursuant to the terms of the Preferred Stock shall be made exclusively to bona fide third party purchasers pursuant to a registered public offering or Rule 144 under the Act, if applicable.
            (b) While the Investor holds any shares of common stock, it agrees to vote such shares as recommended by Robert S. Benou.
In furtherance of the foregoing, the Investor is delivering to Robert S. Benou an Irrevocable Proxy in substantially the form of Exhibit B attached hereto.
     10.Termination of Underwriting Agreement. Concurrently with the execution hereof, the Company and I.A. Rabinowitz & Co. are executing and delivering an agreement terminating certain provisions of the Underwriting Agreement between them dated August 16, 1995 and providing that with respect to the terminated provisions, neither the Company nor I.A. Rabinowitz & Co. will have any further rights or obligations pursuant thereto.
     11. Further Assurances. From and after the date of this Agreement and the date of Closing, each party hereto shall from time to time, at the request of the other party and without further consideration, do, execute and deliver, or cause to be done, executed and delivered, all such further acts, things and instruments as may be reasonably requested or required more effectively to evidence and give effect to the transactions provided for in this Agreement.
     12. Expenses. Each party shall bear and pay all legal, accounting and other fees and expenses incurred by it in connection with, and with the transactions provided for in, this Agreement and the performance of all its obligations and agreements hereunder.
     13. Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given if personally delivered against receipt or if mailed by first class registered or certified mail return receipt requested, addressed to the parties at their respective addresses set forth on the first page of this Agreement, with copies to their respective counsel, Milberg Weiss Bershad Hynes & Lerach LLP, Att: Arnold N.
Bressler, Esq., One Pennsylvania Plaza, New York, New York 10119, in the case of the Company, and Bernstein & Wasserman LLP, Att:
Stuart Neuhauser, Esq., 950 Third Avenue, New York, New York
10022, in the case of the Investor, or to such other person or address as may be designated by like notice hereunder.
     14. Parties in Interest. This Agreement shall be binding upon, and shall inure to the benefit of and be enforceable by, the parties hereto and their respective legal representatives, successors and assigns, but no other person shall acquire or have any rights under this Agreement.
     15.  Entire Agreement; Modification; Waiver.  This
Agreement (as below defined) contains the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes all prior negotiations and understandings, if any, and there are no agreements, representa-tions or warranties other than those set forth, provided for or referred to herein. All exhibits and schedules to this Agreement are expressly made a part of this Agreement as fully as though completely set forth herein, and all references to this Agreement herein, in any of such writings or elsewhere shall be deemed to refer to and include all such writings. Neither this Agreement nor any provisions hereof may be modified, amended, waived, discharged or terminated, in whole or in part, except in writing signed by the party to be charged. Any party may extend the time for or waive performance of any obligation of any other party or waive any inaccuracies in the representations or warranties of any other party or compliance by any other party with any of the provisions of this Agreement. No waiver of any such provisions or of any breach of or default under this Agreement shall be deemed or shall constitute a waiver of any other provisions, breach or default, nor shall any such waiver constitute a continuing waiver.
            16.  Interpretation.
            16.(a) This Agreement shall be governed and construed and enforced in accordance with the laws of the State of New York applicable to contracts made and to be performed exclusively in that State without giving effect to the principles of conflict of laws.
             16.(b) All pronouns and words used in this Agreement shall be read in the appropriate number and gender, the masculine, feminine and neuter shall be interpreted interchangeably and the singular shall include the plural and vice versa, as the circumstances may require.
             17. Headings; Counterparts. The article and section headings in this Agreement are for reference purposes only and shall not define, limit or affect the meaning or interpretation of this Agreement. This Agreement maybe executed in two or more counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.
            IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date and year first above written.

                                          CNL HOLDING, INC.



                                          By /S/
                                          R. M. Pace, President


                                          CONOLOG CORPORATION



                                          By /S/
                                          Robert S. Benou, President

                            EXHIBIT A


             CERTIFICATE OF THE DESIGNATION, PREFERENCES
             AND RELATIVE, PARTICIPATING, OPTIONAL OR
             OTHER SPECIAL RIGHTS AND QUALIFICATIONS,
             LIMITATIONS OR RESTRICTIONS THEREOF

                              of the

            SERIES C PREFERRED STOCK (par value $.50)

                                of

                       CONOLOG CORPORATION

                   ___________________________

            Pursuant to Section 151(g) of the General
             Corporation Law of the State of Delaware

                   ___________________________

    We, the undersigned, being the President and the Secretary, respectively, of CONOLOG CORPORATION, a corporation organized and existing under the laws of the State of Delaware
(hereinafter called the "Corporation"), do hereby certify pursuant to the provisions of Section 151(g) of the General
Corporation Law of the State of Delaware, as amended, that at a meeting of the Board of Directors of the Corporation duly convened and held on ______ __, 199_, the following resolutions were duly adopted:
    RESOLVED that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation (hereinafter called the "Board of Directors" or the "Board") by the provisions of Article FIFTH of the Certificate of Incorporation, as amended, of the Corporation, this Board of Directors hereby creates a series of Preferred Stock, par value
$.50 per share, of the Corporation to consist of 600,000 shares, which number may be increased or decreased (but not below the number of shares thereof then outstanding) by further resolution or resolutions of the Board of Directors, and this Board of Directors hereby fixes the designations, rights, voting powers, preferences, and the relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, of the shares of such series as follows:
    I. Designation. The designation of said series of Preferred Stock shall be "Series C Preferred Stock" (hereinafter called "this Series" or the "Series C Preferred Stock").
    II. Dividends. The holders of outstanding shares of the Series C Preferred Stock shall be entitled to receive, out of any funds legally available therefor, dividends at the rate of eight percent (8%) per annum, and no more, payable annually in cash or shares of the Common Stock of the corporation on the ________ day of ____________________ in each year, commencing
________________, 199_, to registered holders thereof on said payment date. Such dividends shall be cumulative and shall accrue (whether or not in any annual period there shall be net profits or surplus of the Corporation legally available therefor) from the annual dividend payment date next preceding the date of their issue.
    If for any annual dividend period or periods after _______________, 199_, full dividends upon the outstanding Series
C Preferred Stock at the aforesaid rate shall not have been paid, or declared and set apart for payment, the amount of the deficiency shall be paid (but without interest), or declared and set apart for payment, before any sum or sums shall be set aside for or applied to the purchase or redemption of Preferred Stock of any series or the purchase, redemption or other acquisition for value of shares of any junior stock) shall be paid or declared, or any other distribution shall be ordered or made, upon shares of any junior stock. The term "junior stock" as used in this resolution with respect to the Series C Preferred Stock means the Common Stock, as well as any other class of stock of the Corporation ranking junior to the Series C Preferred Stock as to dividends or assets.
    III. Voting. Except as otherwise required by law or this Resolution, the holders of Series C Preferred Stock shall have no voting rights and shall not be entitled to notice of any stockholders' meetings or to vote upon the election of directors or upon any question affecting the management or affairs of this Corporation.
    IV. Liquidation. In the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of Series C Preferred Stock shall be entitled to receive out of the assets of this Corporation, whether such assets are capital or surplus of any nature, an amount equal to five dollars ($5) per share and, in addition to such amount, a further amount equal to the dividends unpaid and accumulated thereon, as provided in paragraph II of this Resolution, to the date that payment is made to the holders of Series C Preferred Stock, whether earned or declared or not, and no more, before any payment shall be made or any assets distributed to the holders of junior stock. If upon such liquidation, dissolution, or winding up, whether voluntary or involuntary, the assets thus distributable among the holders of the Series C Preferred Stock shall be insufficient to permit the payment to such stockholders of the full preferential amounts aforesaid, then the entire assets of this Corporation to be distributed shall be distributed ratably among the holders of Series C Preferred Stock. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, subject to all of the preferential rights of the holders of Series C Preferred Stock on distribution or otherwise, the holders of junior stock shall be entitled to receive, ratably, all remaining assets of this Corporation. A consolidation or merger of the Corporation with or into any other corporation or corporations, or a sale of all or substantially all of the assets of the Corporation, shall not be deemed to be liquidation, dissolution or winding up, within the meaning of this paragraph.
    V. Redemption. The Corporation, at its election, expressed by resolution of the Board of Directors, may at any time or from time to time on or after ____________, 199_ (but not prior thereto) redeem the whole or any part of the outstanding shares of Series C Preferred Stock by paying in cash therefor five dollars ($5) per share and, in addition to the foregoing amount, an amount in cash equal to all dividends on shares of Series C Preferred Stock unpaid and accumulated as provided in paragraph II of this Resolution, whether earned or declared or not, to and including the date fixed for redemption, such sum being hereinafter sometimes referred to as the "Redemption
Price." In case of the redemption of a part of only of the outstanding shares of Series C Preferred Stock, the Corporation shall designate by lot, in such manner as the Board of Directors may determine, the shares to be redeemed, or shall effect such redemption pro rata. Less than all of the shares of Series C
Preferred Stock at any time outstanding may not be redeemed until all dividends accrued and in arrears upon all shares of Series C
Preferred Stock outstanding shall have been paid for all past dividend periods, and until full dividends for the then current dividend period on all shares of Series C Preferred Stock then outstanding, other than the shares to be redeemed, shall have been paid or declared and the full amount thereof set apart for payment. At least ninety (90) days' prior notice by first class mail, postage prepaid, shall be given to the holders of record of shares of Series C Preferred Stock to be redeemed, such notice to be addressed to each such stockholder at his post office address as shown by the records of the Corporation, but failure of any holder of Series C Preferred Stock to receive any such notice, if given, shall not affect the validity of the proceedings for such redemption. On or after the date fixed for redemption and stated in such notice, each holder of shares of Series C Preferred Stock called for redemption shall surrender his certificate(s) evidencing such shares to the Corporation at the place designated in such notice and shall thereupon be entitled to receive payment of the Redemption Price. In case less than all the shares represented by any such surrendered certificate(s) are redeemed, a new certificate shall be issued representing the unredeemed shares. If such notice of redemption shall have been duly given, and if on the date fixed for redemption funds necessary for the redemption shall be available therefor, then notwithstanding that the certificates evidencing any shares of Series C Preferred
Stock so called for redemption shall not have been surrendered, all dividends with respect to the shares so called for redemption shall cease to accrue after the date fixed for redemption and all rights with respect to the shares so called for redemption shall forthwith after such date cease and terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificates therefor.
    If, on or prior to any date fixed for redemption of shares of Series C Preferred Stock, the Corporation deposits, with any bank or trust company in the City of New York, State of New York, as a trust fund, a sum sufficient to redeem, on the date fixed for redemption thereof, the shares called for redemption, with irrevocable instructions and authority to the bank or trust company to give the notice of redemption thereof if such notice shall not previously have been given by the Corporation, or to complete the giving of such notice if theretofore commenced, and to pay, on or after the date fixed for redemption or prior thereto, the Redemption Price of the shares to their respective holders upon the surrender of their share certificate(s), then from and after the date of the deposit
(although prior to the date fixed for redemption), the shares so called shall (except as hereinafter provided) be deemed to be redeemed and dividends on those shares shall cease to accrue after the date fixed for redemption. The deposit shall be deemed to constitute full payment of the shares to their holders and from and after the date of the deposit the shares shall be deemed to be no longer outstanding, and the holders thereof shall cease to be stockholders with respect to such shares, and shall have no rights with respect thereto except the right to receive from the bank or trust company payment of the Redemption Price of the shares, without interest, upon the surrender of their certificates therefor, and the right to surrender said shares and receive Common Stock as provided in paragraph IV of this Resolution at any time up to but not after the close of business on the fifth day prior to the date fixed for redemption of such shares. Any moneys so deposited on account of the Redemption
Price of shares of Series C Preferred Stock converted subsequent to the making of such deposit shall be repaid to the Corporation forthwith upon the conversion of such shares. Any moneys so deposited which remain unclaimed by the holders of shares of Series C Preferred Stock after the expiration of six years from the redemption date, together with any interest thereon allowed by the bank or trust company with which the deposit shall have been made, shall be paid to the Corporation.
    VI. Right to Convert into Common Stock. Holders of shares of Series C Preferred Stock shall have the right to convert their shares of Series C Preferred Stock into shares of the Common Stock of the Corporation upon the following terms and conditions:
         1.   At any time between _____________, 199_ and
the fifth day prior to such date, if any, as may have been fixed for the redemption of shares of Series C Preferred Stock in any notice of redemption given as provided in paragraph V hereof, holders of shares of Series C Preferred Stock may, at their option, receive for each share of Series C Preferred Stock held one (1) fully paid and non-assessable share of the Common Stock of the Corporation upon surrender of the certificate for such shares of the Series C Preferred Stock to the Corporation at the office of the Corporation or the transfer agent for the Series C
Preferred Stock.  The conversion ratio of one share of Series C
Preferred Stock for each share of common stock as aforesaid at any time and as adjusted from time to time is hereinafter sometimes referred to as the "Conversion Ratio." The Conversion
Ratio shall be subject to adjustment from time to time in certain instances as hereinafter provided. The Corporation shall make no payment or adjustment on account of any dividends accrued on shares of Series C Preferred Stock surrendered for conversion.
In case of the call for redemption of any shares of Series C
Preferred Stock, such right to convert into shares of Common
Stock shall terminate as to the shares of Series C Preferred
Stock designated for redemption at the close of business on the fifth day preceding the day fixed for redemption, unless default is made by the Corporation in the payment of the redemption price.
         2.   Before any holder of shares of Series C
Preferred Stock shall be entitled to receive shares of Common
Stock, he shall surrender the certificate or certificates for shares of Series C Preferred Stock, with the Conversion Form annexed thereto or other form as prescribed by the Board of Directors duly executed, at the office of the Corporation or of any transfer agent for the Series C Preferred Stock and shall state in writing therein the name and names in which he wishes the certificates for Common Stock to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of shares of Series C Preferred Stock, or to his nominee or nominees, certificates for the number of full shares of Common Stock to which he shall be entitled, as aforesaid, together with cash in lieu of any fraction of a share as hereinafter provided. Conversion shall be deemed to have been made as of the date of such surrender of the shares of Series C
Preferred Stock, and the person or persons entitled to receive the Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Common
Stock on said date.
         3. In case the Corporation shall at any time subdivide the outstanding shares of Common Stock, or shall issue as a dividend on Common Stock such number of shares of Common
Stock as shall equal five percent (5%) or more of the number of shares of Common Stock outstanding immediately prior to the issuance of such dividend, then in either of such cases, the Conversion Ratio per share of Common Stock in effect immediately prior to such subdivision or the issuance of such dividend shall be proportionately decreased and the number of shares of Common
Stock issuable hereunder shall be proportionately increased, and conversely, in case the Corporation shall at any time combine the outstanding shares of Common Stock, the Conversion Ratio in effect immediately prior to such combination shall be proportionately adjusted, and the number of shares of Common
Stock issuable hereunder shall be proportionately reduced, in each case effective at the close of business on the date of such subdivision, dividend or combination, as the case may be. For the purposes of this subparagraph 3, the date of issuance of any such dividend shall be the record date fixed by the Board of Directors of the Corporation. In the absence of a record date so fixed, the first business day during which the stock transfer books of the Corporation shall be closed for the purpose of such determination shall be deemed to be the record date.
         4. No fractional shares of Common Stock or scrip representing fractional shares shall be issued upon the conversion of Series C Preferred Stock into Common Stock hereunder. If any fractional interest in a share of Common Stock would, except for the provisions of this subparagraph 4, be deliverable, the Corporation shall, in lieu of delivering the fractional share therefor, pay to the holder of such surrendered shares of Series C Preferred Stock an amount in cash equal
(computed to the nearest cent) to the current market value of such fractional interest, which current market value shall be determined in such reasonable manner as may be prescribed by the Board of Directors.
         5. Whenever the Conversion Ratio is adjusted, as herein provided, the Corporation shall forthwith maintain at its office and file with the transfer agents for shares of Series C
Preferred Stock a statement, signed by the Chairman of the Board, the President or a Vice President of the Corporation and by its Treasurer or an Assistant Treasurer, showing in detail the facts requiring such adjustment and the Conversion Ratio after such adjustment. Such transfer agent shall be under no duty or responsibility with respect to any such statement except to exhibit the same from time to time to any holder of shares of Series C Preferred Stock desiring an inspection thereof.
         6. In case of any capital reorganization or any reclassification of the capital stock of the Corporation or in case of the consolidation or merger of the Corporation with or into another corporation (other than a merger with a subsidiary in which the Corporation is the continuing corporation and which does not result in any reclassification, capital reorganization or other change of outstanding shares of Common Stock) or the conveyance of all or substantially all of the assets of the Corporation to another corporation, each share of Series C
Preferred Stock shall thereafter be entitled, upon surrender thereof, to receive the number and kind of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Corporation issuable upon surrender of such share of Series C Preferred Stock would have been entitled upon such reorganization, reclassification, consolidation, merger or conveyance; and, in any such case, appropriate adjustment (ad determined by the Board of Directors) shall be made in the application of the provisions herein set forth with respect to the rights and interests thereafter of the holders of shares of Series C Preferred Stock, to the end that the provisions set forth herein (including provisions with respect to changes in and other adjustments of the Conversion
Ratio) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon such surrender of shares of Series C
Preferred Stock.
         7.   In case:
              (1)  the Corporation shall take a record of
the holders of its Common Stock for the purpose of entitling them to receive a dividend, or any other distribution, payable otherwise than in cash; or
              (2)  the Corporation shall take a record of
the holders of its Common Stock for the purpose of entitling them to subscribe for or purchase any shares of stock of any class or to receive any other rights; or
              (3)  of any capital reorganization of the
Corporation, reclassification of the capital stock of the Corporation (other than a subdivision or combination of its outstanding shares of Common Stock), consolidation or merger of the Corporation with or into another corporation, or conveyance of all or substantially all of the assets of the Corporations to another corporation; or
         (4) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation; then, and in any such case, the Corporation shall cause to be mailed to the transfer agent for the Series C Preferred Stock, and to the holders of record of the outstanding Series C Preferred Stock, at least thirty (30) days' prior to the date hereinafter specified, a notice stating the date on which (x) a record is to be taken for the purpose of such dividend, distribution or rights, or (y) such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up is to take place and the date, if any is to be fixed, as of which holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, reorganization, consolidation, merger, conveyance, dissolution, liquidation or winding up.
         8. The Corporation shall at all times reserve and keep available, out of its authorized but unissued Common
Stock, solely for the purpose of effecting conversions upon surrender of Series C Preferred Stock, the full number of shares of Common Stock issuable upon the surrender of all shares of Series C Preferred Stock, from time to time outstanding. The
Corporation shall from time to time (subject to obtaining necessary director and stockholder approval), in accordance with the laws of the State of Delaware, increase the authorized amount of its Common Stock if at anytime the authorized number of shares of Common Stock remaining unissued shall not be sufficient to permit the conversion of all of the shares of Series C Preferred
Stock at the time outstanding. If shares of Common Stock of the Corporation are listed on any securities exchange and the listing thereon of the shares of such Common Stock to be reserved as aforesaid is required by the rules of said exchange as a condition precedent to the issue thereof upon conversion, the Corporation shall make application for such listing, on notice of issuance, of said shares and shall use its best efforts to effect such listing. Also, if any shares of Common Stock so to be reserved shall require registration or qualification with or approval of any governmental authority or under any Federal or State law as a condition to the issue thereof upon conversion, the Corporation shall use its best efforts to cause such shares to be duly registered, qualified or approved, as the case may be.
         9. The Corporation shall be any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock pursuant hereto. The
Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Series C Preferred Stock so surrendered were registered, and no such issue or delivery shall be made unless and until the person requesting such issue has paid to the Corporation the amount of any such tax, or has established, to the satisfaction of the Corporation, that such tax has been paid.
         10.  Whenever reference is made in these
provisions to the issue or sale of shares of Common Stock, the term "Common Stock" shall include any stock of any class of the Corporation other than preferred stock with a fixed limit on dividends and a fixed amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation.
         11.  All certificates for shares of Series C
Preferred Stock surrendered shall be appropriately cancelled on the books of the Corporation, and the shares so surrendered represented by such certificates shall be restored to the status of authorized but unissued shares of Preferred Stock of the Corporation.
         RESOLVED FURTHER, that the President or any Vice-President and the Secretary or any Assistant Secretary of this Corporation, be and they hereby are authorized and directed to prepare and file a certificate setting forth a copy of these resolutions in accordance with the provisions of the General Law of the State of Delaware.
         IN WITNESS WHEREOF, the undersigned do hereby declare, certify and affirm, under penalties of perjury, that the facts herein stated are true, and accordingly have hereunto executed this Certificate and affixed the seal of the Corporation, this ____ day of ________________, 199_.


                        _____________________________
                        Robert S. Benou, President



                        _____________________________
                        Arpad Havasy, Secretary

[SEAL]

Dated: September 12, 1996



                        IRREVOCABLE PROXY


    The undersigned, CNL Holding, Inc., a Delaware corporation, does hereby constitute and appoint Conolog Corporation, a Delaware corporation ("Conolog"), acting solely through its President, Robert S. Benou ("Benou"), as the undersigned's true and lawful substitute attorney and proxy, with full power to act for and in the name, place and stead of the undersigned to vote according to the number of votes which the undersigned would be entitled to cast and with all powers which the undersigned would be entitled to exercise if personally present at any meeting of the stockholders of Conolog or any adjournment thereof, upon any matter coming before such meeting or adjournment or to otherwise consent or withhold consent from any action of stockholders of Conolog; provided, however, that if Benou shall die while this Irrevocable Proxy remains in effect, any successor to Benou as President of Conolog shall succeed to Benou as the person through whom Conolog shall exercise its rights under this Irrevocable Proxy.

    The undersigned does hereby revoke all other proxies given by the undersigned to any other person or entity prior to the date hereof with respect to the aforesaid matters.

    This proxy is irrevocable and shall not expire until the earlier of the tenth anniversary hereof and the date on which the undersigned no longer owns any of the capital stock of Conolog.

    IN WITNESS WHEREOF, the undersigned has executed this proxy as of the date first set forth hereinabove.

                        CNL HOLDING, INC.



                        By/S/
                        R. M. Pace, President